Exhibit 99.3
Execution Copy
GUARANTY
     GUARANTY (the “Guaranty”), dated as of July 10, 2007, made by GERDAU, S.A., a Brazilian corporation (the “Guarantor”) in favor of CHAPARRAL STEEL COMPANY, a Delaware corporation (the “Company”).
     WHEREAS, Guarantor owns, directly or indirectly, 67% of the issued and outstanding stock of GERDAU AMERISTEEL CORPORATION, a Canadian corporation (“Parent”), which owns, indirectly 100% of the issued and outstanding stock of GCV INC., a Delaware corporation (“Merger Sub”);
     WHEREAS, reference is made to the Agreement and Plan of Merger (as amended or modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of 10, 2007, by and among Parent, Merger Sub, solely for purposes of Section 1.15 and Article IIIA, the Guarantor, and the Company;
     WHEREAS, all terms used herein and not otherwise defined shall have the meanings given in the Merger Agreement; and
     WHEREAS, as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, the Guarantor has agreed to deliver this Guaranty (the “Guaranty”) in favor of the Company, with respect to the performance by Parent and Merger Sub of their obligations under the Merger Agreement;
     NOW, THEREFORE, the Guarantor hereby agrees with Parent and Merger Sub as follows:
     1. Guaranty of Payment and Performance. The Guarantor hereby guarantees to Parent and Merger Sub the full and punctual payment and performance when due (whether at stated maturity, by required pre-payment, by acceleration or otherwise) of each and every obligation of Parent and Merger Sub arising under the Merger Agreement, including, without limitation, payment of the Merger Consideration, the Option Consideration and the Deferred Share Consideration (the “Obligations”). This Guaranty is an absolute, unconditional and continuing guaranty of the full and punctual payment and performance of all of the Obligations and not of their collectibility only and is in no way conditioned upon any requirement that the Company first attempt to collect any of the Obligations from Parent or Merger Sub or resort to any collateral security or other means of obtaining payment. Should Parent or Merger Sub default in the payment or performance of any of the Obligations, the obligations of the Guarantor hereunder with respect to such Obligations in default shall become immediately due and payable in accordance with the Merger Agreement. Payments by the Guarantor hereunder may be required on any number of occasions. All payments by the Guarantor hereunder shall be made to the Persons, in the manner and at the place of payment specified therefor in the Merger Agreement.
     2. Guarantor’s Agreement to Pay Enforcement Costs, Etc. The Guarantor further agrees, as the principal obligor and not as a guarantor only, to pay to the Company, on demand, all costs and expenses (including court costs and reasonable legal expenses incurred or expended by the Company in connection with enforcement of this Guaranty.
     3. Waivers by Guarantor. The Guarantor agrees that the Obligations will be paid and performed strictly in accordance with their respective terms, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Company with respect thereto. The Guarantor waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other entity or other person primarily or secondarily liable with respect to any of the Obligations, and all suretyship defenses generally. Without limiting the generality of the foregoing, the Guarantor agrees to the provisions of any instrument evidencing, securing or otherwise executed in connection with any Obligation and agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub or any other entity or other person primarily or secondarily liable with respect to any of the Obligations; (b) any extensions, compromise, refinancing, consolidation or renewals of any Obligation; (c) any change in the time, place or manner of payment of any of the Obligations or any rescissions, waivers, compromise, refinancing, consolidation or other amendments or modifications of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations, (d) the addition, substitution or release of any entity or other person primarily or secondarily liable for any Obligation; (e) the adequacy of any other means the Company may have of obtaining repayment of any of the Obligations; (f) the impairment of any collateral securing any of the Obligations; (g) any other act or omission which might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a release or discharge of the Guarantor, all of which may be done without notice to the Guarantor; or (h) any other event or circumstances, whether similar or dissimilar to the foregoing (other than final payment in full of the Obligations). To the fullest extent permitted by law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Company.
     4. Unenforceability of Obligations Against Parent or Merger Sub. If for any reason Parent or Merger Sub has no legal existence or is under no legal obligation to discharge any of the Obligations, or if any of the Obligations have become irrecoverable from Parent or Merger Sub by reason of Parent’s or Merger Sub’s insolvency, bankruptcy or reorganization or by other operation of law or for any other reason, this Guaranty shall nevertheless be binding on the Guarantor to the same extent as if the Guarantor at all times had been the principal obligor on all such Obligations. In the event that acceleration of the time for payment of any of the Obligations is stayed upon the insolvency, bankruptcy or reorganization of Parent or Merger Sub, or for any other reason, all such amounts otherwise payable under the terms of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with any Obligation shall be immediately due and payable by the Guarantor.

     5. Subrogation; Subordination.
     5.1. Waiver of Rights Against Parent or Merger Sub. Until the final payment and performance in full of all of the Obligations, the Guarantor shall not exercise and hereby waives any rights against Parent or Merger Sub arising as a result of payment by the Guarantor hereunder, by way of subrogation, reimbursement, restitution, contribution or otherwise, and will not prove any claim in competition with the Company in respect of any payment hereunder in any bankruptcy, insolvency or reorganization case or proceedings of any nature; the Guarantor will not claim any setoff, recoupment or counterclaim against Parent or Merger Sub in respect of any liability of the Guarantor to Parent or Merger Sub.
     5.2. Subordination. The payment of any amounts due with respect to any indebtedness of Parent or Merger Sub for money borrowed or credit received now or hereafter owed to the Guarantor is hereby subordinated to the prior payment in full of all of the Obligations. The Guarantor agrees that, after the occurrence of any default in the payment or performance of any of the Obligations, the Guarantor will not demand, sue for or otherwise attempt to collect any such indebtedness of Parent or Merger Sub to the Guarantor until all of the Obligations shall have been paid in full. If, notwithstanding the foregoing sentence, the Guarantor shall collect, enforce or receive any amounts in respect of such indebtedness while any Obligations are still outstanding, such amounts shall be collected, enforced and received by the Guarantor as trustee for the Company and be paid over to the Company on account of the Obligations without affecting in any manner the liability of the Guarantor under the provisions of this Guaranty.
     6. Certain Representations and Warranties. The Guarantor represents and warrants to Parent and Merger Sub that:
     6.1. Organization, Power and Authority. The Guarantor is a corporation duly organized, validly existing and in good standing under the laws of Brazil. The Guarantor has the corporate power and authority to execute and deliver this Guaranty and to perform the provisions hereof.
     6.2. Authorization, etc. This Guaranty has been duly authorized by all necessary corporate action on the part of the Guarantor and this Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     6.3. Compliance with Laws, Other Instruments, etc. The execution, delivery and performance by the Guarantor of this Guaranty will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Guarantor under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other agreement or instrument to which the Guarantor is bound or by which the Guarantor or any of its properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Entity applicable to the Guarantor or (iii) violate any provision of any statute or other rule or regulation of any Governmental Entity applicable to the Guarantor.
     6.4. Governmental Authorizations, etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Entity is required in connection with the execution, delivery or performance by the Guarantor of this Guaranty.
     7. Reinstatement. This Guaranty shall continue to be effective or be reinstated if at any time any payment made or value received with respect to any Obligation is rescinded or must otherwise be returned by the Company upon the insolvency, bankruptcy or reorganization of Parent or Merger Sub, or otherwise, all as though such payment had not been made or value received.
     8. Successors and Assigns. This Guaranty shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of the Company and its respective successors and permitted transferees and assigns. The Guarantor may not assign any of its obligations hereunder.
     9. Amendments and Waivers. No amendment or waiver of any provision of this Guaranty nor consent to any departure by the Guarantor therefrom shall be effective unless the same shall be in writing and signed by the Company. No failure on the part of the Company to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.
     10. Notices. All notices and other communications called for hereunder shall be made in writing and, unless otherwise specifically provided herein, shall be deemed to have been duly made or given when delivered in accordance with Section 9.2 of the Merger Agreement, addressed as follows: if to the Guarantor, at the address set forth beneath its signature hereto, and if to Parent, Merger Sub or the Company, at the address for notices to such party specified pursuant to Section 9.2 of the Merger Agreement.
     11. Governing Law: Consent to Jurisdiction. This Guaranty shall be governed by, and construed in accordance with, the laws of the State of Delaware, other than the conflicts of law principles thereof. The Guarantor agrees that any suit for the enforcement of this Guaranty shall be brought in the courts of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court and the Federal court of the United States of America sitting in the State of Delaware) and consents to the exclusive jurisdiction of such court and to service of process in any such suit being made upon the Guarantor by mail at the address specified in Section 10 hereof. The Guarantor hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit was brought in an inconvenient court.
     12. Waiver of Jury Trial. The Guarantor hereby waives its right to a jury trial with respect to any action or claim arising out of any dispute in connection with this Guaranty, any rights or obligations hereunder or the performance of any of such rights or obligations.

     13. Miscellaneous. This Guaranty constitutes the entire agreement of the Guarantor with respect to the matters set forth herein. The rights and remedies herein provided are cumulative and not exclusive of any remedies provided by law or any other agreement, and this Guaranty shall be in addition to any other guaranty of or collateral security for any of the Obligations. The invalidity or unenforceability of any one or more sections of this Guaranty shall not affect the validity or enforceability of its remaining provisions. Captions are for the ease of reference only and shall not affect the meaning of the relevant provisions. The meanings of all defined terms used in this Guaranty shall be equally applicable to the singular and plural forms of the terms defined.

Execution Copy
     IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.

GERDAU, S.A.

By:	/s/ ANDRE B.G. JOHANNPETER

	Name:	Andre B.G. Johannpeter

	Title:	CEO

ADDRESS FOR NOTICES: Gerdau, S.A. Av. Farrapos, 1811 90220-005 - Porto Alegre - RS - Brazil